UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 28, 2013

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒        Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐        No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐        No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐        No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2013

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 60.643.228/0001-21

Company Registry (NIRE): 35.300.022.807

MATERIAL FACT

FIBRIA CELULOSE S.A. (“Fibria” or “Company”) (BM&FBOVESPA: FIBR3 | NYSE: FBR), pursuant to article 157, paragraph 4 of Law 6404/76 and CVM Instruction 358/2002, hereby informs its shareholders and the market in general that:

1.              Pursuant to article 40, item I of Law 12865/13, it will opt to pay in cash debits with the Federal Revenue Office due by December 31, 2012, related to Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) from the application of Article 74 of Presidential Decree 2158-35/01, referring to income earned abroad.

2.              The total amount to be paid , with a one hundred percent (100%) reduction in fines, ex officio penalties, isolated fines, interest and legal charges, is R$560,453 thousand, whose impact will be recorded in the results for the fourth quarter of 2013. From this amount, the Company will use R$168,136 thousand from tax-loss carryforwards, equivalent to 30% of the principal,  according to article 40, paragraph 7 of the Law 12865/13 resulting in an effective cash disbursement of R$392,317 thousand.

The Company believes it is appropriate to inform the market of this fact, thereby underlining its commitment to transparency with its shareholders and investors.

São Paulo, November 28, 2013.

Guilherme Perboyre Cavalcanti

Chief Financial and Investor Relations Officer

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